SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 26, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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               CNOOC Limited to Acquire Australian Gas Reserves

(Beijing, August 23, 2002) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) announced today that it is pleased to confirm that the Company has received an offer to acquire an interest in the upstream production and reserves of Australia's North West Shelf Gas Project ("NWS Gas Project"). Under the terms of the offer, the Company would also assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), which will be established to supply LNG from the NWS Gas Project to the Guangdong LNG terminal. The preliminary terms envisage the Company paying approximately US$320 million to purchase an approximate 5% interest in the upstream reserves of the NWS Gas Project, assuming certain minimum levels of natural gas supplied to the Guangdong LNG terminal and the payment by the CLNG JV parties of a tariff comprising a component for both past and future capital and operating expenditure for access to NWS Gas Project infrastructure. The Company's minimum estimated share of reserves would be approximately 1.1 trillion cubic feet of natural gas, and the Company's share of natural gas and associated liquids equates to approximately 210 million barrels of oil equivalent.

"The acquisition of a material stake in CLNG JV and the upstream production and reserves offers the Company immediate access to a world-class gas project with world-class partners. CNOOC Limited's participation, meanwhile, helps ensure a safe, reliable, and potentially growing supply of natural gas from Australia to the rapidly growing market in China," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited.

The Company considers the offer to be strategically and economically attractive and complementary to its natural gas strategy. The Company will actively discuss terms of agreements with offering partners and strive to reach final and definitive agreements in a timely manner.

Overview of the NWS Gas Project

The NWS Gas Project is a joint venture between the NWS Gas Project Participants and is Australia's largest natural resource project. The NWS Gas Project Participants comprise of BHP Billiton Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, ChevronTexaco Australia Pty Ltd, Japan Australia LNG (MIMI) Pty Ltd (Mitsubishi and Mitsui), Shell Development (Australia) Pty Ltd and Woodside Energy Ltd (Operator).

General

The actual level of reserves to be purchased by CNOOC Limited is dependent on ongoing supply negotiations. If the Company accepts this offer, any acquisition of a participating interest in the NWS Gas Project will be subject to various conditions (including regulatory approvals). The Company may from time to time, if appropriate, make further announcements regarding this offer.




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*** *** ***

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/852-3141-8063
Fax: 852-2510-8199
E-mail:anne.lui@knprhk.com/zelda.yung@knprhk.com/maggie.chan@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: August 26, 2002